February 11, 2009

Mail Stop 6010

Michael Rosenthall

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: AAA Public Adjusting Group, Inc.

File Number 333-153679

Form S-1 Amendment 2

Filed January 20, 2009

Dear Mr. Rosenthall,

Pursuant to your comments on AAA Public Adjusting Group, Inc. S-1 Amendment 2, we have made the necessary replies, revisions, corrections and disclosures as followed:

  In reply to your first comment, we have indicated all the changes effected in the registration statement by the amendments, since the initial registration statement was filed, and can be reviewed on the attached yellow highlighted copy.

  In regard to comment 2, the company relies on management experience rather than actual data, since the company does not maintain a database for the exact percentages received on all clients. The table depicts an estimate based upon managements experience in the industry and the determination of various claims and payments received over the years they have practiced. We feel confident that this portrays a fair estimate of what can be expected by our clients regarding average payments received above the initial payment by the insurance carrier. We have expanded our disclosure as to why we rely on management experience for these figures on page 15.
  In regard to comment 3, the discrepancy of originally stating that "for the combined periods of 2006 and 2007, we have only five instances of doubtful accounts receivables which total $20,224" we have inadvertently added both 2007 amount of $11,232 and the September 2008 total of $8,992 for the above shown total of $20,224, we have since acknowledged this typographical error and made the appropriate revisions to disclose the correct amounts in their corresponding period.
  In regard to comment 4, we have previously disclosed that there are instances where we or the insured receives the check and has possession. Regardless of whether we process them or not, we still experience times where the client receives the check and cashes that check without our endorsement (slamming) and thus does not pay our fee. Also, there were instances when we endorse a client check and the check they give us for payment bounces.

  Although, we continue to be listed as a payee, in order to protect our fee, being a payee does not require us to process the check; but rather to endorse, once our payment is reasonably assured. Quite often the mortgage holder is also named as a payee.

  Furthermore, in cases of foreclosure or arrears the client usually does not have funds to pay our fee, and in rare cases the client does not wish to have the mortgage holder endorse for fear they will hold the check for lack of mortgage payments, in this case we classify as lack of funds or an impasse since the client cannot pay our fee nor does the client wish to cash, deposit nor have us process the check, nor do we endorse since there is a high risk of non payment.

  We have expanded our disclosure to further clarify this process and can be viewed under Note 7 of page F-10

  In regard to comment 5, although we no longer process the entire settlement check, we do however continue to be named as a payee, to protect our fee. Being a payee does not require us to process the check; but rather to endorse, once our payment is reasonably assured. Quite often there is also a mortgage holder listed as a payee as well. Therefore, the majority of our fees are collected at the time we endorse their check. However, if the client cannot pay at the time of endorsement because the settlement amount is high and they do not have ample cash on hand to pay our commission until they cash the check, we will then speak to the mortgage holder to verify whether they are in arrears or foreclosure, once reasonably assured that the client is in good standing we will endorse and bill our fee.
  In regards to comment 6, we have provided an updated consent that has a current date that also clarifies for which filing the consent is provided.

Thank you for you attention and guidance in this matter. Below we have attached a highlighted copy of those revisions that appear on the amended filing.

Sincerely,

/s/Kevin Monahan, CFO